

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, Texas 78257

> **Re: NuStar Energy L.P.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 10, 2022**
> **File No. 001-16417**

Dear Mr. Barron:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 10, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2. Please expand upon the role that your presiding director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your presiding director may:

   • require board consideration of, and/or override your CEO on, any risk matters; or
   • provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

- why your board elected to retain direct oversight responsibility for HSE performance, operational performance, strategic planning, ESG performance, sustainability and energy transition and cybersecurity, rather than assign oversight to a board committee;
- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program